BurTech Acquisition Corp. 1300 Pennsylvania Ave NW, Suite 700 Washington, DC 20004	Blaize, Inc. 4659 Golden Foothill Parkway, Suite 206 El Dorado Hills, CA 95762

December 2, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Sarah Sidwell, Geoffrey Kruczek

Re:	Acceleration Request for BurTech Acquisition Corp. and Blaize, Inc.
Registration Statement on Form S-4
File No. 333-280889

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BurTech Acquisition Corp. and Blaize, Inc. (together, the “Registrants”) hereby request that the effective date of the Registrants’ Registration Statement on Form S-4, File Number 333-280889 (the “Registration Statement”) be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on December 2, 2024, or as soon as practicable thereafter.

Please contact Rajiv Khanna of Norton Rose Fulbright US LLP via telephone on (212) 318-3168 or via e-mail (Rajiv.Khanna@nortonrosefulbright.com) or Ryan J. Lynch of Latham & Watkins LLP via telephone on (713) 546-7404 or via e-mail (Ryan.Lynch@lw.com), as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Thank you for your assistance with this matter.

Sincerely,

BurTech Acquisition Corp.	Blaize, Inc.

/s/ Shahal Khan	/s/ Dinakar Munagala
Shahal Khan	Dinakar Munagala
Chief Executive Officer	Chief Executive Officer

cc:	Sarah Sidwell
Geoffrey Kruczek
Securities and Exchange Commission

Rajiv Khanna
Norton Rose Fulbright US LLP

Ryan J. Lynch
Latham & Watkins LLP